Exhibit 3.4

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

FREEPORT-MCMORAN OIL & GAS LLC

This Second Amended and Restated Limited Liability Company Agreement (the “Agreement”) is dated as of June 4, 2013, by and between FCX Oil & Gas Inc., a Delaware corporation, as the sole Member (the “Member”), and Freeport-McMoRan Oil & Gas LLC (the “Company”), amending and restating the Amended and Restated Limited Liability Company Agreement dated as of May 13, 2013 (the “Amended Agreement”), and executed by the Original Member (defined below) and the Company, and provides as follows:

RECITALS

WHEREAS, Freeport-McMoRan Copper & Gold Inc., a Delaware corporation and the original member of the Company (the “Original Member”), has transferred 100% of its membership interest in the Company to the Member; and

WHEREAS, pursuant to the provisions of Section 7.3 of the Amended Agreement, the Member and the Company are entering into this Agreement; and

WHEREAS, the Member and the Company desire to change the principal office and place of business of the Company;

NOW, THEREFORE, the Member and the Company agree as follows:

ARTICLE I

FORMATION OF COMPANY

1.1 Formation. The Original Member formed a Delaware limited liability company under the name “IMONC LLC” pursuant to the Delaware Limited Liability Company Act (the “Act”), effective upon the filing of the Certificate of Formation (the “Certificate”) for the Company on December 3, 2012. The Company’s name was changed to “Freeport-McMoRan Oil & Gas LLC” on May 2, 2013, by the filing with the Delaware Secretary of State of a Certificate of Amendment of Certificate of Formation.

1.2 Principal Office and Place of Business. The principal office and place of business (the “Principal Office”) of the Company shall be 700 Milam St., Suite 3100, Houston, TX 77002, or such other place as the Member from time to time shall determine.

1.3 Agent for Service of Process. The agent for service of process for the Company shall be Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808, or such other person as the Member shall appoint from time to time.

1.4 Term. The term of the Company shall commence on the filing date of the Certificate and shall continue until dissolved.

1.5 Defined Terms. The terms used in this Agreement with initial capital letters shall, unless the context otherwise requires or unless otherwise expressly provided herein, have the meanings specified in this Section 1.5. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires. When used in this Agreement, the following terms shall have the meanings set forth below:

“Agreed Value” shall mean the fair market value of Contributed Property as agreed to by the contributing Member and the Company, using such reasonable method of valuation as they may adopt.

“Capital Contribution” shall mean the Agreed Value (net of liabilities assumed or taken subject to) of property and the total amount of cash contributed to the Company by the Member, as shown in Exhibit A.

“Contributed Property” means each Member’s interest in property or other consideration (excluding services and cash) contributed to the Company by such Member.

“Interest” in the Company shall mean the entire ownership interest of a Member in the Company at any particular time, including all interest in profits, gains, losses, cash distributions and capital and the right of the Member to any and all benefits to which it may be entitled as provided in this Agreement and under the Act, together with the obligations of such Member to comply with all of the terms and provisions of this Agreement and the Act.

“Member” means any entity executing this Agreement as of the date of this Agreement as a member, or any entity or person hereafter admitted to the Company as a member as provided in this Agreement, and shall have the same meaning as the term “member” under the Act, but does not include any entity or person who has ceased to be a member in the Company.

“Proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative.

ARTICLE II

BUSINESS OF COMPANY

The business of the Company is to engage in any lawful activity. In furtherance thereof, the Company may exercise all powers necessary to or reasonably connected with the Company’s business which may be legally exercised by limited liability companies under the Act, and may engage in all activities necessary, customary, convenient, or incident to any of the foregoing.

ARTICLE III

MEMBERS, MEMBERSHIP INTERESTS

3.1 Member Names, Addresses and Initial Capital. The Member, its address and initial Capital Contribution in the Company are set forth in Exhibit A, attached hereto and made a part hereof.

3.2 Form of Contribution.

(a) The Member’s initial Capital Contribution shall be its interest in the cash as set forth on Exhibit A attached hereto, receipt of which is hereby acknowledged by the Company. The Agreed Value of the Member’s Capital Contribution is set forth opposite such member’s name on Exhibit A attached hereto. The Member shall not be required to make any Capital Contributions to the Company other than the Capital Contributions required to be made by such Member under this Section 3.2.

(b) No interest shall be paid on any Capital Contribution.

3.3 Member Loans or Services. Loans by the Member to the Company shall not be considered contributions to the capital of the Company. The Member shall not be required to loan any funds to the Company.

3.4 Limitation on Liability. The Member shall not be liable in any manner, for a debt, obligation or liability of the Company. The Member shall not be required to make any contribution to the Company reason of any negative balance in its capital account, nor shall any negative balance in a Member’s capital account create any liability on the part of the Member to any third party.

3.5 Actions of the Member. Any action of the Member may be taken without the necessity of a meeting if evidenced by an instrument in writing filed with the books and records of the Company.

3.6 Return of Consideration; Withdrawal and Expulsion. Prior to liquidation and termination, the Member shall not be entitled to the return of any part of its Capital Contribution. The Member may not be expelled or withdraw from the Company except by transferring its Interest pursuant to Article VII of this Agreement.

ARTICLE IV

RIGHTS AND DUTIES OF MANAGERS

4.1 Management. Subject to any rights that the Member may have under the Act or this Agreement to approve certain actions, and subject to any limits that the Member may impose by written resolution, a Manager or Managers (the “Managers”) will have exclusive authority to direct, manage and control the Company’s business and affairs. The Managers will direct, manage and control the Company’s business to the best of their abilities and will have full and complete authority, power and discretion to make any and all decisions and to do any and all things that they may deem reasonably necessary to accomplish the business and objectives of the Company. The sole Manager as of the date hereof is Michael J. Arnold.

4.2 Appointment, Tenure and Qualifications. The Member will have the sole and exclusive authority to appoint the Managers. Each Manager will hold office until his or her death, disability, resignation or removal. A Manager need not be a Member of the Company.

4.3 Certain Powers of Managers. Without limiting the generality of Section 4.1 of this Agreement, but subject to the limits imposed by Section 4.4 of this Agreement, the Managers will have power and authority, on behalf of the Company:

a. To acquire property from, or to sell or transfer property to, any person as the Managers may determine;

b. To open, maintain and close bank accounts in the name of the Company, with such signatories as the Managers may deem appropriate, and to enter into any deposit agreements as are required by the financial institution at which such accounts are opened. Funds deposited into such accounts shall be used only for the business of the Company.

c. With the Member’s consent, to borrow money for the Company from banks, other lending institutions, the Member or other persons on such terms as the Managers may deem appropriate, and to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of any borrowed sums;

d. To purchase liability and other insurance to protect the Company’s property and business;

e. To hold, own and lease any real or personal properties in the name of the Company;

f. To invest any Company funds temporarily in time deposits, short-term governmental obligations, commercial paper or other investments;

g. With the Member’s consent, to sell or otherwise dispose of all or substantially all of the Company’s assets as part of a single plan, transaction or series of related transactions, so long as such disposition does not violate or cause a default under any other agreement by which the Company or its assets may be bound;

h. To execute on behalf of the Company (after obtaining any consents required by this Agreement) all instruments and documents, including without limitation all checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company’s property, assignments, bills of sale, leases, partnership agreements and any other instruments or documents necessary, in the Managers’ opinion, to the business of the Company;

i. To employ accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

j. With the Member’s consent, to make an assignment for the benefit of creditors of the Company, file a voluntary petition in bankruptcy or appoint a receiver for the Company;

k. To enter into any and all other agreements on behalf of the Company, with any other person or entity for any purpose; and

l. Subject to any limitations imposed by this Agreement, to do and perform all other acts as the Managers may deem necessary or appropriate to the conduct of the Company’s business.

4.4 Actions Requiring Approval of Member. In addition to any actions for which this Agreement specifically requires the Member’s consent, the Managers may not amend the Certificate of Formation, approve a plan of merger or consolidation of the Company with or into another business entity, approve any sale or other disposition of substantially all the Company’s assets, dissolve or liquidate the Company or amend this Agreement without the Member’s prior approval.

4.5 Actions of the Manager. Any action of the Manager(s) may be taken without the necessity of a meeting if evidenced by an instrument in writing signed by each Manager then in office and filed with the books and records of the Company.

4.6 Resignation. Any Manager may resign at any time by giving written notice to the Member. The resignation will take effect at the time specified in the notice and need not be accepted by the Company to be effective.

4.7 Removal and Replacement. The Member may remove or replace any Manager with or without cause at any time.

ARTICLE V

OFFICERS

5.1 Officers. The Managers shall appoint officers who, pursuant to the Act, shall be delegated certain of the Managers’ rights and powers to manage and control the business and affairs of the Company as set forth in this Agreement and who shall be agents of the Company to the extent set forth in this Agreement (the “Officers”). Except as otherwise specifically provided in this Agreement, the power, authority and functions of the Officers shall be identical to the powers, authority and functions of officers of a corporation organized under the Delaware General Corporation Law, with the general effect that the business and affairs of the Company shall be managed under the direction of the Managers, and the day-to-day activities of the Company shall be conducted on the Company’s behalf by the Officers, as agents of the Company. In addition to the powers granted under any other provision of this Agreement, the Officers (subject to the direction of the Managers) shall have full power and authority to do all things on such terms as they, in their sole discretion, may deem necessary or appropriate to conduct, or cause to be conducted, the business and affairs of the Company.

5.2 Titles and Number. The Officers of the Company shall be the President, one or more Vice Presidents, a Secretary, a Treasurer and any and all Assistant Secretaries and Assistant Treasurers, and a Corporate Tax Director. The Managers also may appoint from time to time, in accordance with Sections 5.6, 5.7 and 5.8, as appropriate, one or more Executive Vice Presidents, one or more Senior Vice Presidents, a Chief Financial Officer, a General Counsel, a Controller, and such other officers as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be prescribed from time to time by the Managers or by the President. Any number of offices may be held by the same person. As of the date hereof, the officers of the Company shall be as designated on Exhibit B hereto.

5.3 Appointment and Term. All officers shall be appointed pursuant to this Agreement by the Managers, or by a duly appointed officer in accordance with this Article V, and shall serve at the pleasure of the Managers. All officers may be removed with or without cause by the majority of the Managers.

5.4 Chief Executive Officer. The Chief Executive Officer shall manage and administer the Company’s business and affairs. The Chief Executive Officer shall have the authority to cause the employment or appointment of such employees or agents of the Company as the conduct of the business of the Company may require, to fix their compensation, and to remove or suspend any such employee or agent, and such other duties and responsibilities as may be determined by the Managers.

5.5 President. The President shall be the chief operating officer of the Company, shall see that all orders and resolutions of the Managers are carried into effect and shall perform such duties and exercise such powers as may be assigned to him or her from time to time by the Managers. In the event of absence or disability of the Chief Executive Officer, the duties of the Chief Executive Officer shall be performed, and his or her powers may be exercised, by the President. The President shall have such other duties and powers as the Managers may from time to time prescribe.

5.6 Vice Presidents. The Company may have one or more Vice Presidents, including an “Executive Vice President” and a “Senior Vice President”. In the case of absence or disability of the President, or at the direction of the President, the Vice President, if any, shall have the authority and shall perform the duties of the President. If the Company has more than one Vice President, the one designated by the Managers to act in lieu of the President shall act in lieu of the President. A Vice President will have any other authority and shall perform any other duties that the President or the Managers may delegate to him or her from time to time.

5.7 Chief Financial Officer; Controller. The Chief Financial Officer and Controller shall have such powers and duties as may be delegated to them by the Managers.

5.8. General Counsel. The General Counsel shall have the powers and duties usually and customarily associated with the position of General Counsel. The General Counsel shall have such other powers and duties as may be delegated to him or her by the Managers.

5.9 Secretary and Assistant Secretaries. The Secretary shall record or cause to be recorded in books provided for that purpose the minutes of the actions of the Member and of the Managers, shall see that all notices are duly given in accordance with the provisions of this Agreement and as required by law, shall be custodian of all records (other than financial), shall see that the books, reports, statements, certificates and all other documents and records required by law are properly kept and filed, and, in general, shall perform all duties incident to the office of Secretary and such other duties as may, from time to time, be assigned to him by this Agreement, the Managers or the President. The Secretary shall have authority to affix the company seal to any lawfully executed document and shall sign any instruments that require his or her signature. The Secretary shall authenticate records of the Company. The Secretary will have any other authority and shall perform any other duties that the President or Managers may delegate to him or her from time to time. In the case of absence or disability of the Secretary, or at the direction of the President, any Assistant Secretary shall have the authority and may perform the duties of the Secretary.

5.10 Treasurer and Assistant Treasurers. The Treasurer shall keep or cause to be kept the books of account of the Company and shall render statements of the financial affairs of the Company in such form and as often as required by this Agreement, the Managers or the President. The Treasurer, subject to the order of the Managers, shall have the custody of all funds and securities of the Company. The Treasurer shall perform all other duties commonly incident to his office and shall perform such other duties and have such other powers as this Agreement, the Managers or the President shall designate from time to time. The Assistant Treasurers shall exercise the power of the Treasurer during that officer’s absence or inability or refusal to act. Each of the Assistant Treasurers shall possess the same power as the Treasurer to sign all certificates, contracts, obligations and other instruments of the Company.

5.11 Corporate Tax Director. The Corporate Tax Director shall keep or cause to be kept the tax records of the Company.

5.12 Delegation of Authority. Unless otherwise provided by resolution of the Member, no Officer shall have the power or authority to delegate to any person such Officer’s rights and powers as an Officer to manage the business and affairs of the Company.

5.13 Reimbursable Expenses. The Company will reimburse the Managers and Officers for all actual out-of-pocket third-party expenses incurred in connection with the carrying out of the duties set forth in this Agreement.

ARTICLE VI

ACCOUNTING AND RECORDS

6.1 Records and Accounting. The financial and tax books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with the accrual method of accounting. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company’s business. The fiscal year of the Company for financial reporting and for federal income tax purposes shall be the calendar year.

6.2 Access to Accounting Records. All books and records of the Company shall be maintained at any office of the Company or at the Company’s principal place of business, and the Member, and its duly authorized representatives, shall have access to them at such office of the Company and the right to inspect and copy them at reasonable times.

6.3 Accounting Decisions. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Member. The Member may rely upon the advice of its accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

ARTICLE VII

DISPOSITION OF MEMBERSHIP INTEREST AND

ADMISSION OF TRANSFEREES AND ADDITIONAL MEMBERS

7.1 Disposition. The Member’s Interest is transferable either voluntarily or by operation of law. The Member may sell, assign, transfer, exchange, mortgage, pledge, grant, hypothecate or otherwise dispose of all or a portion of its Interest. Upon the transfer of the Member’s Interest, the transferee shall become a member of the Company with such rights that attach to the Interest at the time the transfer is completed. The granting of a security interest in or against any or all of the Member’s Interest shall not cause the Member to cease to be a Member.

7.2 Admission of Additional Members. The Member may admit additional members and determine the capital contribution of such member.

7.3 Execution of New Agreement. Upon the completion of the disposition of all or a portion of the Member’s Interest or the admission of an additional member, the Member and the transferee or the additional member shall enter into a new limited liability company agreement proposed by the Member. Upon the execution of such new agreement, this Agreement shall terminate.

ARTICLE VIII

DISTRIBUTIONS

8.1 Distributions. Subject to Section 8.2, the Member may from time to time declare, and the Company may pay, distributions in cash or property.

8.2 Limitation. No distribution shall be made by the Company if, after giving effect to the distribution: (a) the Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Company’s total assets would be less than the sum of its total liabilities. The Company may base a determination that a distribution is not prohibited under this Section 8.2 either on financial statements prepared on the basis of accounting practices and principles that are reasonable under the circumstances or a fair valuation or other method that is reasonable under the circumstances. For purposes of this Section 8.2, generally accepted accounting principles are deemed to be reasonable. The effect of a distribution under this Section shall be measured as of the date upon which the distribution is authorized if the payment occurs within one hundred twenty (120) days after the date of authorization, or the date upon which payment is made if it occurs more than one hundred twenty (120) days after the date of authorization.

ARTICLE IX

LIMITATION OF LIABILITY; INDEMNIFICATION

9.1 Limitation of Liability. Neither the Member, Managers nor any Officer shall be personally liable for monetary damages for breach of any fiduciary duty; provided, that this Section shall not limit or eliminate the liability of any Officer for the amount of a financial benefit received by the Officer to which he or she is not entitled or for an intentional violation of a criminal law.

9.2 Right to Indemnification. Each person who is involved in any Proceeding or any appeal in such a Proceeding, or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he or she is or was an Officer of the Company shall be indemnified by the Company to the fullest extent permitted by law, as the same exists or may hereafter be in effect (but, in the case of any subsequent change in the law, only to the extent that such change permits the Company to provide broader indemnification rights than were permitted prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements, and reasonable expenses (including, without limitation, attorneys’ fees) actually incurred by such person in connection with such Proceeding, and indemnification under this Article shall continue as to a person who has ceased to serve as an Officer. The rights granted pursuant to this Article shall be deemed contract rights, and no amendment, modification, or repeal of this Article shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any such amendment, modification or repeal.

9.3 Advance Payment. The right to indemnification conferred in this Article shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a person of the type entitled to be indemnified under this Article who was, is, or is threatened to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the person’s ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such person in advance of the final disposition of a Proceeding shall be made only upon delivery to the Company of (a) a written affirmation by such person of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification under this Article and (b) a written undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under this Article or otherwise.

9.4 Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Article shall not be exclusive of any other right which an Officer may have or hereafter acquire under any law (common or statutory) or this Agreement, any agreement, consent of the Member, or otherwise.

9.5 Insurance. The Company may purchase and maintain insurance, at its expense, to protect itself, and any person who is or was serving as an Officer or as an agent of the Company, against any expense, liability, or loss, whether or not the Company would have the power to indemnify such person against such expense, liability, or loss under this Article.

9.6 Savings Clause. If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Officer indemnified pursuant to this Article as to costs, charges and expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement with respect to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative to the full extent permitted by any applicable portion of this Article that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE X

DISSOLUTION AND TERMINATION

10.1 Dissolution. The Company shall be dissolved upon the election of the Member. A withdrawal event with respect to the Member shall not dissolve the Company, unless any assignees of the Member’s interest do not elect to continue the Company and admit a member within ninety (90) days of such withdrawal event.

10.2 Filing Upon Dissolution. As soon as possible following the dissolution of the Company, the Member shall execute and file all notices and other documents required under the Act and any other applicable law.

10.3 Liquidation. Upon dissolution of the Company, it shall be wound up and liquidated as rapidly as business circumstances permit, the Member shall act as the liquidating trustee, and the assets of the Company shall be liquidated and the proceeds thereof shall be paid (to the extent permitted by applicable law) in the following order: (a) first, to creditors, including the Member if the Member is a creditor, in the order and priority required by applicable law; (b) second, to a reserve for contingent liabilities to be distributed at the time and in the manner as the liquidating trustee determines in its sole discretion; and (c) third, to the Member.

ARTICLE XI

MISCELLANEOUS PROVISIONS

11.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflicts of laws principles.

11.2 Severability. If any provision of this Agreement shall be conclusively determined by a court of competent jurisdiction to be invalid or unenforceable to any extent, the remainder of this Agreement shall not be affected thereby.

11.3 Binding Effect. Except as otherwise provided herein, this Agreement shall inure to benefit of and be binding upon the Member and its respective successors and assigns.

11.4 Titles and Captions. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not a part of the context hereof.

11.5 Pronouns and Plurals. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the appropriate person may require.

11.6 No Third Party Rights. This Agreement is intended to create enforceable rights between the parties hereto only, and, except as expressly provided herein, creates no rights in, or obligations to, any other persons.

11.7 Amendments. This Agreement may not be amended except by a written document executed by the Member and the Company.

11.8 Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents provided for or permitted to be given under this Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the recipient, postage paid or by delivering that writing to the recipient in person, by courier, by facsimile transmission, or by e-mail. A notice, request, or consent given under this Agreement is effective on receipt by the person addressed to receive it; however, if such notice is placed in the United States mail, postage prepaid, and addressed to the Member at the Member’s last known address, notice shall be deemed to have been received by the Member on the third day thereafter. All notices, requests, and consents to be sent to the Member must be sent to or made at the addresses given for the Member on the Company’s books and records or such other address as the Member may specify by notice to the Company. Any notice, request, or consent to the Company must be given at the following address: 333 N. Central Ave., Phoenix, AZ 85004, or such other address as the Company may specify by notice to the Member. Whenever any notice is required to be given by law or this Agreement, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

11.9 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and year first above written.

MEMBER:		COMPANY:

FCX OIL & GAS INC., a Delaware corporation		FREEPORT-MCMORAN OIL & GAS LLC,
a Delaware limited liability company

		By:	FCX Oil & Gas Inc.,
By:	/s/ C. Donald Whitmire, Jr.		a Delaware corporation, its Member
C. Donald Whitmire, Jr.
Vice President
			By:	/s/ Douglas N. Currault II
Douglas N. Currault II
Secretary

EXHIBIT A

Second Amended and Restated Limited Liability Company Agreement

CAPITAL CONTRIBUTIONS

Member Name and Address	Agreed Value of Capital Contribution	Percentage Interest

FCX Oil & Gas Inc. 333 N. Central Ave. Phoenix, AZ 85004	$1,000.00	100

EXHIBIT B

Second Amended and Restated Limited Liability Company Agreement

OFFICERS AS OF JUNE 4, 2013

Name	Title
James C. Flores	President; Chief Executive Officer
Michael J. Arnold	Executive Vice President
Doss R. Bourgeois	Executive Vice President
Winston M. Talbert	Executive Vice President; Chief Financial Officer
Kathleen L. Quirk	Executive Vice President
John F. Wombwell	Executive Vice President; General Counsel; Secretary
Hugh O. Donahue	Vice President
Anthony C. Duenner	Vice President
Dean T. Falgoust	Vice President
Marc A. Hensel	Vice President
Jeffrey J. Heppermann	Vice President
Mark D. Kidder	Vice President
James W. Kimble	Vice President; Treasurer
Nora S. Knowles	Vice President
Stephen T. Laperouse	Vice President
Rowdy C. Lemoine	Vice President
Hance V. Myers, III	Vice President
Bert F. Neece	Vice President
James R. Rumsey	Vice President
Steven P. Rusch	Vice President
Randall W. Vines	Vice President
C. Donald Whitmire, Jr.	Vice President
Nancy I. Williams	Vice President; Controller
J. Wright Williamson	Vice President
Scott D. Winters	Vice President
Douglas N. Currault II	Assistant Secretary
Gregg R. Maynard	Assistant Secretary
Kimberly O. Warnica	Assistant Secretary
Robert R. Boyce	Assistant Treasurer
Deborah A. Ban	Corporate Tax Director